CERTIFICATE OF NOTIFICATION

                                    filed by

                      THE SOUTHERN COMPANY and Subsidiaries

Pursuant to the orders of the SEC dated June 30, 2004 and July 23, 2004, in the matter of File No. 70-10186.

The above named companies HEREBY CERTIFY to said Commission, pursuant to Rule 24 of the Public Utility Holding Company Act of 1935, as amended, that the following transactions have been carried out in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1, as amended, and of said orders with respect thereto. The items listed below are in response to the reporting criteria as established in the proceedings referenced above. All capitalized terms used herein and not defined herein shall have the definitions assigned to them in the statements on Form U-1 referenced above. Such information, as of December 31, 2004, is as follows:

1(a). Common Stock (excluding shares issued to the Plans), Preferred Securities, Preferred Stock or Equity-linked Securities issued during the quarter pursuant to this authority:

         ---------------------- ---------------------- ------------------------ -------------------------------------
             Type Security        Number of Shares       Purchase Price Per      Market Price Per Share at the Date
                                                                Share                  of Purchase Agreement

         ---------------------- ---------------------- ------------------------ -------------------------------------
         ------------------------------------------------------------------------------------------------------------

                                                         None issued

         ------------------------------------------------------------------------------------------------------------

1(b). Cumulative amount of Common Stock (excluding shares issued to the Plans), Preferred Securities, Preferred Stock or Equity-linked Securities issued pursuant to this authority:

         ------------------------------------ ------------------------------
                  Type Security                   Cumulative Amount Issued

         ------------------------------------ ------------------------------
         ------------------------------------ ------------------------------

         ------------------------------------ ------------------------------
         ------------------------------------ ------------------------------
         Common Stock                                       0
         ------------------------------------ ------------------------------
         ------------------------------------ ------------------------------
         Preferred Securities                               0
         ------------------------------------ ------------------------------
         ------------------------------------ ------------------------------
         Preferred Stock                                    0
         ------------------------------------ ------------------------------
         ------------------------------------ ------------------------------
         Equity-linked Securities                           0
         ------------------------------------ ------------------------------

2(a). Long-term Debt issued during the quarter pursuant to this authority:

         None issued

2(b). Cumulative amount of Long-term Debt issued pursuant to this authority:

         None issued

3. Short-term and Term Loan Notes and Commercial Paper outstanding at December 31, 2004:

         $133,617,317 issued by Southern.

4.    Use of proceeds for the securities issued in items 1, 2 and 3 above:

      The proceeds were used for working capital purposes.

5. Capitalization ratios of Southern as of December 31, 2004 including the dollar and percentage components of the capital structure on a consolidated basis, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs:

                    Capitalization and Capitalization Ratios
                              at December 31, 2004
                          (Includes Amounts Due Within
                           One Year & Short-Term Debt)

                                         (In Thousands)             %
                                     ---------------------     -------
             Common Equity                $10,277,687            41.6
             Preferred Stock                  560,472             2.3
             Debt                          13,858,396            56.1
                                       --------------          ------
                  Total                   $24,696,555           100.0
                                          ===========           =====

6.    The market-to-book ratio of Southern Common Stock at December 31, 2004:

         242 percent.

7. Shares of Common Stock issued under any of the Plans during the quarter ended December 31, 2004 and the cumulative number of shares issued since June 30, 2004:

         ----------------------------------------- ------------------------------- ---------------------------------
                           Plan                            Shares issued              Total shares issued since
                                                     10/01/04 through 12/31/04                 6/30/04
         ----------------------------------------- ------------------------------- ---------------------------------
         ----------------------------------------- ------------------------------- ---------------------------------

         ----------------------------------------- ------------------------------- ---------------------------------
         ----------------------------------------- ------------------------------- ---------------------------------
         Southern Investment Plan                            1,293,653                        2,759,896
         ----------------------------------------- ------------------------------- ---------------------------------
         ----------------------------------------- ------------------------------- ---------------------------------
         Employee Savings Plan                               1,617,619                        3,341,514
         ----------------------------------------- ------------------------------- ---------------------------------
         ----------------------------------------- ------------------------------- ---------------------------------
         Employee Stock Ownership Plan                          81,111                          399,100
         ----------------------------------------- ------------------------------- ---------------------------------
         ----------------------------------------- ------------------------------- ---------------------------------
              Total                                          2,992,383                        6,500,510
         ----------------------------------------- ------------------------------- ---------------------------------


8. Consolidated balance sheets as of December 31, 2004 of Southern and Capital Funding (if either are engaged in any financings pursuant to the authority granted in the application during the quarter):

         Southern:

         See Southern's Form 10-K for the year ended December 31, 2004, File No. 1-3526.

         Capital Funding:

         Not applicable.

9. If a guaranty is issued during the quarter that was authorized pursuant to the order, give the following information:

         ----------------------- --------------------- -------------------- -----------------------------------------
           Name of Guarantor     Name of Beneficiary         Amount                    Terms and Purpose
         ----------------------- --------------------- -------------------- -----------------------------------------
         ------------------------------------------------------------------------------------------------------------
                                                         None Issued

         ------------------------------------------------------------------------------------------------------------

10. If Common Stock is transferred during the quarter to the seller of securities of a company being acquired, give the following information:

         ------------------------------- ----------------------- ---------------------------- -----------------------
                    Company                 Number of Shares           Value per Share        Are Shares Restricted
                                                 Issued
         ------------------------------- ----------------------- ---------------------------- -----------------------
         ------------------------------------------------------------------------------------------------------------
                                                      None Transferred

         ------------------------------------------------------------------------------------------------------------

11. Information on significant variable interest entities where Southern is not the primary beneficiary, formed with any financing proceeds pursuant to the order issued in this proceeding, including a description of any financing transactions conducted during the quarter ended December 31, 2004 that were used to fund such variable interest entities and a description of the accounting for such transactions under FASB Interpretation 46R:

         None

12. Registration Statements filed under the Securities Act of 1933 relating to securities authorized in this proceeding filed during the quarter ended December 31, 2004:

         None

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: March 1, 2005           THE SOUTHERN COMPANY
                               SOUTHERN COMMUNICATIONS SERVICES, INC.
                               SOUTHERN COMPANY ENERGY SOLUTIONS LLC



                               By: /s/Tommy Chisholm
                                    Tommy Chisholm
                                      Secretary

                               ALABAMA POWER COMPANY
                               GEORGIA POWER COMPANY
                               GULF POWER COMPANY
                               MISSISSIPPI POWER COMPANY
                               SAVANNAH ELECTRIC AND POWER COMPANY
                               SOUTHERN COMPANY CAPITAL FUNDING, INC.
                               SOUTHERN COMPANY SERVICES, INC.
                               SOUTHERN NUCLEAR OPERATING COMPANY, INC.


                               By: /s/Wayne Boston
                                    Wayne Boston
                                Assistant Secretary